02041228

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

Dated June 18, 2002

NEW TEL LIMITED
(Exact name of registrant as specified in its charter)

RECD S.E.C.
JUN 18 2002
1086

N/A
(Translation of Registrant's Name)

22 Hasler Road,
Herdsman, Western Australia 6017
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW TEL LIMITED

By: ______________________

Name: Craig L. Piercy

Title: Company Secretary

Dated: June 18, 2002

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
Australian Stock Exchange Release, dated May 28, 2002, relating to New Tel Limited's company newsletter as distributed to shareholders.	1
Australian Stock Exchange Release, dated June 17, 2002, relating to acquisition of Digiplus Investments Limited and associated companies	2

1. Australian Stock Exchange Release, dated May 28, 2002, relating to New Tel Limited's company newsletter as distributed to shareholders.


NewTel
Everybody wants it. We've got it!
Company Profile
Investor Relations
News &

17

INVESTOR RELATIONS - ASX RELEASE ARCHIVE

28 May 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

SHAREHOLDER NEWSLETTER

Please find attached a copy of the Company newsletter, The Communicator, that has been distributed to shareholders.

The newsletter is available on the Company website www.newtel-limited.com or by contacting the Investor Relations department on (08) 9244 1166.

Yours faithfully

CRAIG PIERCY
COMPANY SECRETARY

LATEST ASX RELEASE

ASX RELEASE ARCHIVE

RETURN TO TOP

Issue 2 May 2002

New Tel

THE COMMUNICATOR

WELCOME BY CEO

Dear shareholder

Thank you for the positive feedback on the first issue of The Communicator which we sent to you in February. It is great to know how much you enjoyed reading about our company.

This latest issue also has lots of interesting news and updates on New Tel.

Earlier this month we were recognised for our solid revenue growth over recent years when we were awarded a top ten position in the Deloitte Technology Fast 50. More details are found on page 3.

As part of our marketing strategy of developing products specially designed for community groups and associations, we have initiated a number of programs in Western Australia to sell branded calling cards. See page 2 for more information.

Also in this issue are updates on our latest acquisitions - Cable and Telecoms and DigiPlus.

I trust you will find the stories informative and interesting, and remember to log onto our websites for further information.

Best regards

PETER MALONE
CHIEF EXECUTIVE OFFICER

IN THIS ISSUE:

- New Tel wins Fast 50 technology award
- Peter Malone talks about the state of the industry
- Refer a customer and save
- New Tel supports children's hospital
- Netball program continues
- Nihao China launched
- Meet some of our key managers

New Tel

Tickers:
ASX: NWL
NASDAQ: NWLL

Corporate website:
www.newtel-limited.com

Customer website:
www.newtel.net.au

Chinese portal:
www.nihao.com

Everybody wants it. We've got it!

NEW TEL SUPPORTS WA CHILDREN'S HOSPITAL

New Tel has entered into a partnership with the Princess Margaret Hospital for Children (PMH) Foundation through the sale of calling cards to enhance fundraising for the children's hospital.

New Tel's community partners are an essential part of our business and reflect our commitment to giving to the community and to the people who support us.

Our special PMH calling cards are branded "Stitches the Bear" (the hospital's trademark) and will be sold at various outlets around Perth and regional WA. The cards offer competitive telephony rates and the proceeds benefit PMH.

Cards will be promoted directly by the PMH Foundation and will be available at the hospital kiosk, hospital wards, fundraising events, merchandise catalogues and in public and private schools.

New Tel's marketing team will use it's skills to promote the cards and work with the Foundation to ensure fundraising objectives are met.

We see this partnership and related programs as an important part in the development of good corporate citizenship.


New Tel
Caring for Kids
$10
Princess Margaret Hospital for Children Foundation


Eurest
New Tel
$20
RUGGIES

NEW TEL SUPPORTS ENVIRONMENTAL RECYCLING PROGRAM

New Tel has entered into a three-way partnership with Remote Catering Services Company, Eurest Services Australia Pty Ltd and PMH to sell branded calling cards to over 50 mining destinations in Western Australia.

This New Tel initiative sees our card being distributed over many Western Australian mine sites, and, most importantly, supports and promotes the already successful "Ruggies Campaign".

The campaign is an environmental program administered by the Princess Margaret Hospital for Children Foundation whereby all raw materials from sites are recycled and sent to Perth to reprocess and/or sell for further fundraising.

This New Tel calling card is branded as the "Ruggies" card and directly provides funding into this environmental program. The card also assists in promoting this program to mine sites that are currently not involved.

To aid in this development, RedFM, WA's mining radio station, have joined the team by providing airtime and promotional space to ensure awareness and success.

Excellence and innovation drive this partnership.

WE'RE IN THE FAST COMPANY!

In 2001, New Tel was one of the companies selected for Deloitte Touche Tohmatsu's inaugural Technology Fast 50 awards. We ended up No 18 and were pleased with the result and the recognition of our hard work in fast-tracking a full service telecommunications carrier.

This year we leapt into the top ten when the winners were announced in early May and New Tel was the only telecommunications carrier in the 50 finalists.

The awards, which are only in their second year in Australia, are growing as fast as some of the winners.

The prestigious Fast 50 measures the growth of companies over a three-year period and they recorded New Tel's growth at 746 per cent. We already knew this, but to have it recognised nationally is a wonderful salute to the talent and expertise of our staff.

DELOITTE TOUCHE TOHMATSU
TECHNOLOGY
FAST 50

NEW MARKETING INITIATIVES REWARD CUSTOMERS

Refer a friend and save

A member referral program has been introduced to offer New Tel customers an incentive to refer new customers to New Tel. The program will target our residential fixed-wire clients.


Congratulations!
New Tel
$20
Get the Credit
You Deserve!

Current New Tel clients will receive a $20 credit on their account if they successfully 'Refer a Friend' to New Tel. As an additional incentive, referred customers will also receive a $10 credit on their new account. The program is being run over a 3 month period from the beginning of May, and conditions apply.

Premium customer benefits

New Tel is also pleased to announce the introduction of a program targeting a key segment of our residential customers. The program has been developed to identify and reward specially selected clients based on pre-determined loyalty criteria including length of membership and level of phone usage.

These customers will be have the opportunity to experience a new level of premium client service with New Tel. Selected customers will receive a welcome pack with a Premium Customer Card giving them the right to access an dedicated Premium Customer Service number for all their account needs.

Premium Customers will also be offered a range of incentives and targeted promotional activities designed especially for them.

DIGIPLUS ACQUISITION

The company will consolidate its position as a major telecommunications company following completion of our $50 million cash and share acquisition of telephony reseller DigiPlus.

Once DigiPlus operations are integrated into New Tel, we anticipate we will be billing more than 83 million minutes a month!

Group CEO and managing director, Peter Malone, said the DigiPlus acquisition would significantly increase New Tel's size in both revenues and customers.

"Our combined operations will result in considerably less cost-per-customer outlays, an array of new services and products, plus a turnover exceeding $250 million along with more than 300,000 domestic and corporate customers."

CABLE & TELECOMS UPDATE

In our last issue, we advised that New Tel had succesfully acquired all the issued capital of telecommunications technology company, Cable & Telecoms Limited.

The CaT internet based video and media products are being integrated into New Tel's business model. As a result, we are consolidating our position as a telecommunications and media technology (TMT) company offering a comprehensive range of telephony, data and media services.

New Tel is bundling its existing services with CaT's unique Total Television and Yes TV products through our national telecommunications carrier network facilities. Plans are being developed to progressively introduce the new products and services as part of a national move to broadband services in Australia.

MOVE TO NORTH SYDNEY

Due to our recent acquisitions and growth, we have moved our Sydney offices from downtown Pitt Street to uptown Elizabeth Plaza in North Sydney. The move, which results in both cost savings and the consolidation of our NSW activities, involved more than 100 staff relocating.

The move across Sydney Harbour did not interfere with our operations and/or affect any customer services.

Our high tech Siemens EWSD switch facilities have also been moved to the North Sydney IT operations hub and are in the process of being redeployed into our national Network Operations Centre.

North Sydney is now the main Australian marketing, sales and IT offices for the New Tel Limited group of companies.


Support your
company and save.
Join New Tel
NOW!
Call 1300 134 036
New Tel
Everybody wants it. We've got it!



CEO COMMENT

The State Of The Industry

The Australian telecommunications industry has had a dramatic past three years and is poised for an equally interesting future. The tech-crash in April 2000 with fallout continuing into 2001 forced a number of smaller telco's to withdraw from the market, sell assets to survive or dramatically move their businesses into completely different industries.

At the top of the telco tree, the changes have been just as significant - C&W Optus was sold to Singtel, Telstra is in a continuing political battle over public Vs private ownership and AAPT was acquired by Telecom New Zealand.

Many companies have suffered from questionable strategic decisions (for example trying to run retail operations and also build large networks; the fallout of uncontrolled acquisition policies, the internationalisation of business models without due consideration for proper financial costs) all of which has afforded New Tel the opportunity to fast track our business growth.

The telecommunications landscape itself has also been altered, as carriers now search for opportunities for divergence through acquisitions and alignments in related industries in an effort to run their operations based on a profit business model compared to the customer growth business models that have proved to be unsustainable.

The stunning growth of the Internet and the development of ADSL technologies triggered these moves. While the up take of ADSL has been much slower than anticipated in Australia because of cost, it will grow because the advantages of high speed communications are just too compelling to ignore.

Those telco's which have become multi-media companies with business models based on profitability (like New Tel) not customer numbers are in the best position to grow as emerging and enhanced technologies will provide opportunities to market and cross market products and services.

The significant investment by companies such as Foxtel (part Telstra owned) into the pay TV arena with HFC and satellite delivery systems will be able to implement services at a greatly reduced cost utilising ADSL. In total there are only around 1.3 million Pay TV subscribers in Australia so there is plenty of opportunity for growth.

With ADSL, carriers are in an excellent position to deliver an extraordinary range of 'products' to their customers (especially in the residential market). Video on demand, education programs, national and international studies, multiple-player games, videophones and countless other services will come on-stream soon providing consumers with incredible choices through the telephone service.

The recent explosion in wireless technologies is also providing a range of new uses and products (and customers) which will influence the communications markets during the next three years. The incorporation of wireless technologies into mainstream telecommunications companies will offer whole new markets and opportunities to carriers such as New Tel.

I believe that the rationalisation of carriers that has occurred over recent years, with today 5 full service business operating, will see a strong viable business model emerge within the Australian telecommunications market.

Telecommunications markets internationally will continue to grow almost irrespective of economic conditions, as the take-up rate of mobile, Internet, wireless and fixed line services reaches around the globe and costs fall through economies of scale.

New Tel has deliberately engineered its businesses to exploit these opportunities in Australasia, the Pacific Basin, China and Europe along with strategic investments and acquisitions in groups such as Cable & Telecoms, Total Television, Transcom Communications, WorldxChange and DigiPlus.

With our business model based on profitability, not customer growth, I believe we have already demonstrated the success of our strategic programs, and are well positioned to take our position amongst the leading telcos in the Australian market.

NEW TEL ORIOLES

Western Australia's netball team, the New Tel Orioles, has signed New Tel as its principal naming rights sponsor for the second consecutive year.

New Tel recognised the challenge, dedication and commitment required for competing at the highest level nationally and showcasing the State team through our continued sponsorship. The common driving force behind New Tel and the Orioles is that as relatively new teams we both have a duty to make our presence felt in a national arena.

Season 2002 brings many new faces and a lot of young new Western Australian talent to the team, which was officially launched at the Sci-Tech Discovery Centre in mid April. To officially kick off the start of the 2002 national competition, celebrities such as Julie Bishop MP, Karen Tighe, ABC News presenter, John Worsfold, Peter Sumich, Andrew Vlahov and New Tel's CEO, Peter Malone, attended a breakfast and took part in a fun virtual-fantasy Netball competition.

New Tel takes great pride in its sponsorship of the New Tel Orioles and is pleased to provide 'our' team with the opportunity to reach their potential at top levels. We are pleased to invite all our WA based shareholders and friends to attend a New Tel Orioles game and be part of the exciting atmosphere surrounding netball. Go Orioles!


Reach for it!
got it!
New Tel

Nihao.com

NIHAO TEAM SADDLES UP

New Tel recently launched a new version of its highly successful Chinese language portal nihao.com to coincide with Chinese New Year celebrations for the year of the golden horse.

Nihao China at www.nihao.com.cn is targeted at mainland Chinese and maintained at New Tel's office in Beijing. Nihao China delivers daily news including financial, sports, entertainment, science and technology and is focused on events and information from China.



Nihao China is also accessible through New Tel's main portal home page www.nihao.com, which includes the already established and popular Nihao Australia site developed and maintained in Sydney to focus on Australian information of interest to the Chinese community.

The new face of Nihao China provides a vast array of information and content which embraces breaking news, finance, fashion, culture, entertainment, technology, games, sports and services, entrenching nihao.com's overall position as a premier worldwide Chinese language portal.

Our Nihao Australia site has gained enormous support and positive feedback since it was set up originally to support the China Olympic team's efforts at the 2000 Olympic games in Sydney.

The new China based site has seen nihao.com develop into a global gateway for Chinese communities with both the Australian and Chinese versions of nihao.com allowing visitors to access the same forum, chat sites and email to share and exchange information over the internet.

Additionally, the Australian site has introduced some exciting new features that are proving very popular. These include "Online TV", where Chinese television shows are aired live on our site. Nihao.com also publishes columns from the top three Chinese newspapers in Sydney, and airs a joint radio-internet production – Nihao program, with Radio 2000.

KEY MANAGEMENT

In this issue, we would like to introduce some of our key management at New Tel.



**Craig Piercy,
Company Secretary and
Vice President Finance**

Craig Piercy is a Chartered Accountant with over 15 years experience in corporate and business finance.

He was the Chief Financial Officer of New Tel Limited and its subsidiary companies for nine years, before being appointed Company Secretary in 1999. Craig is Head of Corporate Finance responsible for overseeing compliance with corporations, taxation and business laws and Australian and US listing requirements.



**Keith Wright,
Chief Engineer and
Vice President Technology**

Keith Wright is responsible for all technology at New Tel including MIS/IT, Operations and Regulatory matters.

Keith commenced his career with the Dept of Defence [Signals Corp] followed by a number of years in the Commonwealth Aircraft Corporation [Avionics & Guidance] and Woodside NW Shelf Project [Telecommunications Project Engineer]. He joined New Tel in 1988.



**Min Yang,
Vice President China Strategy**

Min Yang has worked with New Tel since 1997 and has extensive experience in marketing and strategic planning for businesses in the Greater China area (including China, Hong Kong, Macau and Taiwan).

Through her knowledge of the China market and associations with key stakeholders, she has played an integral role in New Tel's programs in China. Based in Sydney, Min is primarily responsible for the Australian development of Chinese language portal nihao.com.

New Tel

SHAREHOLDER INFORMATION

HEAD OFFICE

22 Hasler Road
Hersdman WA 6017
AUSTRALIA

TELEPHONE: +61 8 9244 1166
FACSIMILE: +61 8 9244 1175

CORPORATE WEBSITE

www.newtel-limited.com

CUSTOMER WEBSITE

www.newtel.net.au

CHINESE PORTAL

www.nihao.com

STOCK EXCHANGES

The Australian Stock Exchange Limited
2 The Esplanade
Perth WA 6000
AUSTRALIA

The Nasdaq Stock Market, Inc
33 Whitehall Street
New York NY 10004-4087
UNITED STATES OF AMERICA

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 2
Reserve Bank Building
42 St Georges Terrace
Perth WA 6000
AUSTRALIA

TELEPHONE: +61 8 9323 2000
FACSIMILE: +61 8 9323 2096

2. Australian Stock Exchange Release, dated June 17, 2002, relating to acquisition of Digiplus Investments Limited and associated companies.

FAXED 17 JUN 2002

Our Ref: IC43002I/ASX170602

New Tel

ASX RELEASE

17 June 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000
By Facsimile: 1300 300 021

Dear Sir/Madam

ACQUISITION OF DIGIPLUS

New Tel Limited is pleased to announce that it has entered into a formal Share Purchase Agreement for the acquisition of all the issued share capital in Digiplus Investments Limited and associated companies in Australia and New Zealand (Digiplus), further to a release to the market on 15 March 2002.

The purchase consideration for Digiplus is $40 million in cash and $10 million in ordinary shares in New Tel, subject to certain adjustments and related indemnities. An initial cash component of $11.5 million will be financed from a placement, with the remaining $28.5 million to be paid in three tranches over a 15 month period and proposed to be funded from ongoing cashflow generated by the Digiplus business.

Completion of the Digiplus acquisition will consolidate New Tel's position as a major telecommunications carrier, fast tracking growth and strengthening the Company's presence in Asia Pacific. As a result of this transaction New Tel expects to double its customer base to around 300,000 and increase revenues to approximately $250 million per annum.

Digiplus is a reseller established in Australia in 1997 offering competitive local, national, international, mobile calls and internet services. The Digiplus business has a strong strategic fit with New Tel with both companies providing innovative products and services specifically targeted at migrant communities. In addition the acquisition opens up opportunities to provide further services to New Tel's other target market niches of community, cultural and sporting associations.

The acquisition of Digiplus will provide solid opportunities for New Tel both in taking advantage of the synergies between the two businesses and in providing access to additional cash flow from the Digiplus business. Over the past 6 months, the Digiplus operation has generated revenues in excess of $48 million with a cash flow surplus of around A$1.5 million per month. As part of the acquisition, New Tel will contract existing Digiplus management executives to continue running the Digiplus operation.

New Tel anticipates further savings in the Digiplus operation through its access to services at the wholesale rates applicable to carriers. In addition, New Tel plans to add value by cross selling its own suite of products and services to Digiplus customers, leveraging economies of scale across the Company and reducing total customer acquisition costs.

The completion of the acquisition is subject to a number of conditions including obtaining New Tel shareholder approval, completion of the placement of shares to raise $13 million (as announced on 15 March 2002), FIRB and OIC approvals, the satisfaction of certain other conditions relating to ongoing arrangements with Digiplus' suppliers and financiers, and entry by New Tel into new mobile telephony resale arrangements with Optus.

In addition, New Tel will undertake further due diligence in relation to Digiplus' New Zealand subsidiaries, prior to determining whether to proceed with the acquisition of those companies.

A Notice of Meeting and Explanatory Memorandum for the requisite New Tel shareholder meeting will be dispatched to shareholders shortly. The Explanatory Memorandum will contain historical and proforma merged group financial information and estimates of future cashflows from the Digiplus business together with other information required by the Corporations Act and Listing Rules in relation to the proposed resolutions.

A media release is attached.

Yours faithfully

CRAIG PIERCY
COMPANY SECRETARY

att.